September 29, 2006

Mr. Amit Pande

Assistant Chief Accountant

Division of Corporation Finance

The Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nomura Holdings, Inc.
Form 20-F for Fiscal Year Ended March 31, 2006
File No. 1-15270

Dear Mr. Pande:

Set forth below are our responses to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) in your letter dated September 15, 2006, with respect to the annual report on Form 20-F of Nomura Holdings, Inc. (“Nomura”) for the year ended March 31, 2006. For your convenience, we have included the text of the Staff’s comments below and have keyed our responses accordingly.

Consolidated Financial Statements

Consolidated Statements of Income, page F-5

1.	We note that you do not separately present costs and expenses applicable to services on your Consolidated Statements of Income. Please tell us how your current presentation complies with Rule 5-03 of Regulation S-X. At a minimum, please specifically address why you do not separately present the following:

•	Operating and non-operating income;

•	Operating and non-operating expenses; and

•	Costs and expenses applicable to revenues.

Response:

We believe that items such as dividends, interest on securities or profits on securities, which are included in the non-operating income category pursuant to Rule 5-03 of Regulation S-X, are revenues from our main business as a broker-dealer. As a broker-dealer, therefore, we present these revenue items in parallel with other revenue items which we earn through conducting our securities business. Similarly, items such as losses on securities are also related to our main business as a broker-dealer, therefore, our consolidated statements of income do not have a non-operating expenses category. We believe our presentation is consistent with the AICPA Audit and Accounting Guide: Brokers and Dealers in Securities.

Also, we believe that broker-dealers normally recognize gains on securities trading net of acquisition costs. Consequently, we do not separately present costs and expenses applicable to revenues except for private equity entities cost of goods sold. Private equity entities cost of goods sold and corresponding private equity entities product sales are treated as separate line items in order to clearly disclose the sales and cost of goods sold by non broker-dealer investee companies which are treated as consolidated subsidiaries in our consolidated financial statements. We essentially follow the method of presentation that was applied when we prepared our registration statement as filed with the Securities and Exchange Commission on December 13, 2001.

We believe that our presentation whereby non-operating income, non-operating expenses or costs and expenses applicable to revenues are not separately presented, is commonly used in financial disclosures pursuant to U.S. GAAP prepared by internationally active securities firms.

2.	We note that you report revenues inclusive of interest and dividend income, net of interest expense. Please tell us your basis, including the authoritative guidance relied upon for this presentation given that you are not a bank holding company.

Response:

In our consolidated statements of income, gross revenue which includes interest and dividend income is presented as total revenue, exclusive of interest expense.

As a broker-dealer, we view net interest revenue as an integral component of our trading activities. As a result, we view net interest revenue and non-interest revenues in the aggregate in assessing the profitability of our business. Therefore, we present net revenue by deducting interest expense from total revenue, and then non-interest expenses are deducted to present income before income taxes.

We believe this presentation is commonly used in financial disclosures pursuant to U.S. GAAP prepared by internationally active securities firms, and we have applied this presentation since we filed our registration statement with the Securities and Exchange Commission on December 13, 2001.

Note 3 — Financial Instruments — Derivatives Utilized for Non-Trading Purposes, page F-22

3.	We note the table on page F-21 presenting fair value disclosure of derivative financial instruments used for trading purposes. Please tell us and revise future filings to disclose a similar table for your derivatives utilized for non-trading purposes. Refer to paragraph 532 of SFAS 133.

Response:

We utilize a limited number of derivative contracts for non-trading purposes. The number of the contracts was seven and fair values were 2,870 million yen on the asset side (representing 0.008% of total assets), and 4,865 million yen on the liability side (representing 0.015% of total liabilities) at the end of March 2006. The number of the contracts was eight and fair values were 7,937 million yen on the asset side (representing 0.023% of total assets), and 340 million yen on the liability side (representing 0.001% of total liabilities) at the end of March 2005. These derivative contracts were fair valued in our consolidated balance sheets as in the case of trading derivatives and are included in other assets and liabilities.

The tabular information of our trading derivatives on page F-21 was disclosed to explain the breakdown by product types of our trading derivatives position disclosed in one line in our consolidated balance sheets. The purpose of this presentation is to support our trading securities disclosure on page F-18. We believe that the balance of our non-trading derivatives is not material to our consolidated balance sheets at the end of each period presented and the tabular information would not need to be disclosed in future filings if maintained at this level.

Note 4 — Private Equity Business, page F-23

Private Equity Business in Japan, page F-24

4.	We note that you account for investments made by Nomura Principal Finance Co., Ltd. (NPF), a wholly owned subsidiary, at fair value, by the equity method of accounting or as consolidated subsidiaries, depending on the attributes of each investment pending a determination of whether investment company accounting is appropriate for NPF. We further note that during the year ended March 31, 2005, you accounted for your acquisition of Millennium Retailing Group (“MRG”) as business combination under SFAS 141, and that you consolidated MRG as of February 28, 2005. However, on page F-26 you state that you accounted for MRG’s results on the equity method of accounting. Please clarify how you accounted for your investment in MRG in each of the two years ended March 31, 2006, until its disposal in January 2006 citing the specific accounting literature you relied upon.

Response:

Millennium Retailing, Inc. (“MR”) was an unlisted company whose balance sheet date was the end of February, and which closed its consolidated books quarterly, i.e., at the end of May, August, November and February. We purchased newly issued MR common shares for 20,000 million yen on July 1, 2004 (43.2%) and for 30,000 million yen on January 31, 2005. At the end of January 2005, we held a 65.5% equity interest in MR.

In consideration of MRG’s book closing dates, we designated August 31, 2004 as the effective date for applying the equity method of accounting to the investment in MRG, and February 28, 2005 as the effective date for consolidating MRG. Also we reported its assets and liabilities and results of operations on a one month lag. Consequently, we recorded our share of MRG’s earnings during the period between September 1, 2004 and February 28, 2005 on the equity basis for our fiscal year ended March 31, 2005, and assets and liabilities of MRG as of February 28, 2005 were reflected in our consolidated balance sheet as of March 31, 2005. As the MRG’s earnings during the period between September 1, 2004 and February 28, 2005 recorded on the equity basis were 228 million yen after tax, the percentage of the estimated equity earnings for the period between July 1, 2004 and August 31, 2004 would have been less than 0.1% of our consolidated net income, and therefore, not recording the equity earnings for these two months was not significant to our consolidated financial statements for the year ended March 2005. The percentage of the estimated MRG’s total revenue from February 1 to February 28, 2005 to our consolidated total revenue for the year ended March 2005 would not have exceeded 2.5%, and therefore, not recording the revenues for this month (and the related expenses) was not significant to our consolidated financial statements for the year then ended.

As far as our fiscal year ended March 2006 is concerned, MRG’s earnings, during its three quarters i.e., from March 1, 2005 to November 30, 2005 based on its quarterly closings, and two-month period ended January 31, 2006 (based on a monthly close of accounts, with some adjustments) were reflected when calculating the gain on disposal as a component of gain on discontinued operations.

5.	As a related matter, we note that you present income before taxes for Millennium Retailing, Inc. (“MR”), which was sold in January 2006, in discontinued operations only for the year ended March 31, 2006. Pleases tell us how you determined that you were not required to report the results of operations of MR for prior periods in discontinued operations. Refer to paragraph 43 of SFAS 144.

Response:

In the prior period we applied the equity method of accounting to the investment in MRG, and the earnings recorded on the equity basis were 228 million yen after tax for the year ended March 2005, representing 0.2% of our consolidated net income.

On January 31, 2006 we sold our stake in MR, and therefore, MRG was classified as discontinued operations in our consolidated financial statements. As a result, assets and liabilities, income and cash flows of MRG were reclassified in our consolidated financial statements for the two years ended March 2006 where applicable, except for its results recorded on the equity method of accounting explained above as they were not material to our consolidated statement of income for the year ended March 2005.

* * * * *

Nomura acknowledges that:

•	Nomura is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	Nomura may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact the undersigned by fax at 81-3-3274-4496.

Very truly yours,

/s/ Masafumi Nakada
Masafumi Nakada
Senior Managing Director and Chief Financial Officer

cc:	Benjamin Phippen

(Division of Corporation Finance,

Securities and Exchange Commission)

Izumi Akai

Yoichiro Taniguchi

(Sullivan & Cromwell LLP)

Koichi Hanabusa

(Ernst & Young ShinNihon)

Salvatore Restivo

(Ernst & Young LLP)